High Roller Technologies, Inc.

400 South 4th Street, Suite 500-#390

Las Vegas, Nevada 89101

(702) 509-524

By Electronic Mail Only

January 18, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C 20549
Attention: Jenna Hough

Re: High Roller Technologies, Inc.
Registration Statement on Form S-1
Submitted December 20, 2023
File No. 333-276176

Dear Ms. Hough:

High Roller Technologies, Inc. (the “Company,” “we,” “us” or “our”) hereby submits this letter in response to comments from staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), contained in its letter dated January 5, 2024 (the “Comment Letter”), relating to Registration Statement on Form S-1, File No. 333-276176, filed with the Commission on December 20, 2023. We are concurrently submitting via EDGAR Amendment No.1 to the Registration Statement (“Amendment No.1”).

For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is our response, including, where applicable, a page reference to the location of changes made in Amendment No.1.. Defined terms used but not otherwise defined herein have the meanings ascribed to those terms in Amendment No.1.

Form S-1 filed December 20, 2023

Risk Factors, page 8

1.

We note the exclusive forum provision in Article TWELFTH of Exhibit 3.1 and that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation, including any “derivative action.” Please describe this provision in an appropriate section of the prospectus, including the applicability of this provision to the Securities Act and Exchange Act. Please add risk factor disclosure to describe any risks or other impacts of the provision on investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial form that they find favorable, and address any uncertainty about enforceability.

RESPONSE: We have disclosed that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation, including any “derivative action,” within the “Description of Securities” section of the prospectus. We have noted that state and federal courts shall have concurrent jurisdiction for actions arising under the Securities Act and that these exclusive forum provisions shall not apply to suits brought to enforce duties and liabilities created by the Exchange Act and the rules and regulations promulgated thereunder, or any other claims for which the federal courts have exclusive jurisdiction. We added risk factor disclosure describing risks and other impacts of the provision on investors including uncertainty of enforceability. Please see pages 4, 37 and 80.

Division of Corporation Finance

United States Securities and Exchange Commission

January 18, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Interest expense, net, page 49

2.	We note the increase in interest expense, net is linked to non cash interest expense related to lease obligations. Please explain the amount and nature of your non cash interest expense and differentiate it from non cash lease expense noted on your Statements of Cash Flows. Please provide any relevant accounting literature that supports your response.

RESPONSE: The Company has updated its disclosure on page 49 of the Registration Statement to address Staff’s comment.  The Company has determined that the non-cash interest expense relates to the amortization of the present value discount of the domain purchase liability (a related party liability) resulting from the domain name purchase and is unrelated to the lease obligations. The non-cash lease expense noted on the Statements of Cash Flows is unrelated to the amortization of the discount of the domain purchase liability. The relevant guidance considered in the calculation and presentation of imputed interest expense is as follows:

ASC 835-30-35-2 provides guidance on the amortization of the imputed interest costs, “With respect to a note for which the imputation of interest is required, the difference between the present value and the face amount shall be treated as discount or premium and amortized as interest expense or income over the life of the note in such a way as to result in a constant rate of interest when applied to the amount outstanding at the beginning of any given period. This is the interest method.”

Licenses, page 55

3.	We note that the Domain License Agreement filed as Exhibit 10.14 remains in force until December 31, 2022 but may be extended. Please disclose the current termination date in the prospectus. To the extent you have extended the term of the agreement, please file the extension agreement as an exhibit.

RESPONSE: We have attached a form of Addendum to Domain License Agreement as Exhibit 10.29 to Amendment No. 1 pursuant to which the Domain License Agreement is extended to December 31, 2025. We have disclosed the extended termination date on pages 1, 43, 54 and 55 in the prospectus.

General

4.	We note your response to comment 7 and reissue in part. You disclose the soft launch of your second brand, Fruta.com. However, you did not revise your disclosures under Management’s Discussion and Analysis to address the impact of the launch or other commitments or uncertainties this launch or any future planned launch has had, or may have, on your financial condition, operations, liquidity, or capital position. Please revise to include this disclosure or in the alternative please indicate that you do not believe this launch, or planned launches, have a material impact that requires disclosure.

RESPONSE: We have added disclosures under Management’s Discussion and Analysis, and elsewhere in the prospectus, with regard to impact that the launch of Fruta.com or any future brand launches may have on our financial condition, operations, liquidity, or capital positions on pages 2, 39, 43 and 64.

Division of Corporation Finance

United States Securities and Exchange Commission

January 18, 2024

We thank Staff in advance for its review of the foregoing and of Amendment No.1. If you have further comments, we ask that you forward them by electronic mail to our counsel, Aaron A. Grunfeld Esq., at agrunfeld@grunfeldlaw.com or by telephone at (310) 788-7577.

Very truly yours,

/s/ Ben Clemes
Chief Executive Officer